Midas Medici Group Holdings, Inc.
445 Park Avenue, 20th Flr.
New York, New York 10022
(212) 792-0920

February 11, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:        Midas Medici Group Holdings, Inc.
Registration Statement on Form S-1
File No. 333-161522

Ladies and Gentlemen:

Midas Medici Group Holdings, Inc. hereby withdraws its request, dated February 9, 2010, for effectiveness of the Registration Statement referred to above.

Midas Group Holdings, Inc.

By:	/s/ Nana Baffour
Name: Nana Baffour
Title: Chief Executive Officer